Exhibit 1

[LETTERHEAD OF MIGO SOFTWARE, INC.]

May 25, 2007

Mr. Michael Hummell
StompSoft, Inc.
2811 McGaw Ave
Irvine, CA 92614

RE:	Sale of Shares Migo Software, Inc. (the “Company”)

Dear Mike:

          The purpose of this letter is to inform you that certain affiliates of the “Company” intend to purchase from StompSoft, Inc., Five Million (5,000,000) shares of the “Company” Common Stock at $.15 per share less ¼ cent commission. You understand that these shareholders are affiliates of the “Company”, and may be privy to material nonpublic information at the time of sale that could affect the value of the stock you will be selling.

          You acknowledge that you, too, are an insider of the Company and that prior to the sale being consummated, you will have an opportunity to inquire of the Company or affiliates regarding (or you will have been furnished with) information concerning the business, affairs, plans and prospects of the Company. If this sale is consummated, then you will agree not to sell any additional shares of stock in the Company for a period of four months after the sale, unless previously agreed in writing by the “Company”, or unless the closing price of the “Company” Common Stock is greater than $0.35 for ten consecutive days.

          These trades will take place when the window is open for insider transactions. This is currently contemplated to be 48 hours after the Macroport transaction is announced.

Very truly yours, /s/ Richard Liebman Richard Liebman Chief Financial Officer

Acknowledged as of this 25th day
of May, 2007.

StompSoft, Inc.

By:  /s/ Michael Hummell
        Michael Hummell